EXHIBIT 12
COMPUTATION IN SUPPORT OF RATIO OF EARNINGS TO FIXED CHARGES
For Year Ended December 31, 2000
(Dollar Amounts in Thousands)

Allegheny Generating Company
Earnings:
Net Income	$21,880
Fixed charges (see below)	13,493
Income taxes	7,514
Total earnings	$42,887

Fixed Charges:
Interest on long-term debt	$9,669
Other interest	3,824
Estimated interest component of rentals	$ -----
Total fixed charges	$13,493

Ratio of Earnings to Fixed Charges	3.18